
06012139

FAIRBORNE ENERGY TRUST


SEC MAIL PROCESSING
RECEIVED
MAR 30 2006
WASH. D.C. 192 SECTION

March 21, 2006

SUPPL

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

PROCESSED
APR 03 2006
THOMSON FINANCIAL

4/3

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

File #82-34836


FAIRBORNE
ENERGY TRUST


SEC MAIL
RECEIVED
MAR 30 2006
WASH. D.C.
192
SECTION

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MARCH DISTRIBUTION OF CDN $0.13 PER UNIT

March 15, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of March 2006. The distribution will be paid on April 18, 2006 to Unitholders of record on March 31, 2006. The ex-distribution date is March 29, 2006.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

File #82-34836

FAIRBORNE ACQUISITION CORP.

NOTE INDENTURE



June 1, 2005

Providing for the issue of Interest Bearing, Unsecured, Subordinated

Demand Promissory Notes of Fairborne Acquisition Corp.

TABLE OF CONTENTS

NOTE INDENTURE

June 1, 2005

BETWEEN:

FAIRBORNE ACQUISITION CORP., a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) with an office in the City of Calgary, in the Province of Alberta (the **"Corporation"**)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada having an office in the City of Calgary, in the Province of Alberta (the **"Trustee"**)

RECITALS:

A. The Corporation is duly authorized to create and issue the Notes as herein provided;

B. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

C. Pursuant to the Arrangement, the Corporation will, as consideration for its acquisition of the Fairborne New Common Shares, issue Notes to the Trust for each Trust Unit issued by the Trust to former holders of the Fairborne New Common Shares pursuant to the Arrangement with the principal amount of each Note issued in respect of each Trust Unit equal to $11.83, being 91% of the closing price of the common shares of Fairborne Energy Ltd. on the Toronto Stock Exchange on the last trading day prior to the effective date of the Arrangement (an aggregate amount of $532,095,288 in respect of all Trust Units issued pursuant to the Arrangement); and

D. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) **"Act"** means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations thereunder;

(b) **"Arrangement"** means the plan of arrangement pursuant to Section 193 of the Act as provided for in an agreement dated April 25, 2005, among Fairborne Energy Ltd., Fairquest Energy Limited, the Corporation, Fairborne ExchangeCo Ltd. and the Trust;

(c) **"Bank Borrowings"** means the Corporation's indebtedness, obligations and liabilities, direct or indirect, to the Banks or any of them;

(d) **"Banks"** means any bank or financial institution or any affiliate thereof which from time to time may be providing loans, advances or other extensions of credit to the Corporation including, without limitation, all obligations under or pursuant to any Swaps;

(e) **"Borrowed Money"** means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; (v) Swaps; and (vi) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(f) **"Business Day"** means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(g) **"Certificate of the Corporation"**, **"Order of the Corporation"**, **"Request of the Corporation"**, **"Written Direction of the Corporation"** and **"Consent of the Corporation"** mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Corporation by the President or any other senior officer of the Corporation, and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

(h) **"Certified Resolution"** means a copy of a resolution of the Corporation certified by the President or any other senior officer of the Corporation to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(i) **"Common Shares"** means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

(j) **"Corporation"** means Fairborne Acquisition Corp., incorporated under the Act, and includes any successor company to or of the Corporation provided that the provisions of Article 7 shall have been complied with in respect thereof;

(k) **"Corporation's Auditors"** or **"Auditors of the Corporation"** means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(l) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

(m) **"Creditor Proceedings"** means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Corporation or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of the Corporation, or any bulk sale of assets by the Corporation, or proceedings in relation to any of the foregoing;

(n) **"Current Proceeds"** means all funds received by the Trustee from time to time pursuant to the terms of this Note Indenture but not at the time distributed pursuant to the terms of this Note Indenture to the Holders or received by the Trustee in its capacity as Fund Trustee and not at the time distributed to the holders of Trust Units;

(o) **"Default"** means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(p) **"Director"** means a member of the board of directors of the Corporation for the time being and **"Directors"**, **"Board of Directors"** or **"Board"** means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

(q) **"Early Redemption Date"** means the date that any Notes or portion thereof are to be redeemed or prepaid pursuant to Section 2.14 or Section 2.15;

(r) **"Effective Date"** means the date shown on the certificate or proof of filing to be issued by the Registrar of Corporations pursuant to subsection 193(11) or subsection 193(12) of the Act in respect of the Arrangement;

(s) **"Event of Default"** means any of the events of default referred to in Section 5.1;

(t) **"Extraordinary Resolution"** has the meaning attributed thereof in Section 8.12;

(u) **"Fund Trustee"** mean Computershare Trust Company of Canada, the trustee under the Trust Indenture and such other persons which may become trustee thereunder from time to time;

(v) **"Holders"** means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(w) **"Initial Note"** has the meaning ascribed thereto in Section 2.3;

(x) **"Interest Payment Date"** means the 10th day of the month following the month in which an Interest Period ends, unless such day is not a Business Day, in which case it shall be the next following Business Day;

(y) **"Interest Period"** means (i) the period beginning on (and including) the Issue Date and ending on (and including) June 30, 2005 (or the last day of the month following the Issue Dates), and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each prior Interest Period and ending on (and including) the last day of such calendar month, and the Maturity Date, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(z) **"Interest Rate"** means, subject to adjustment under the terms hereof, 11.2 percent per annum;

(aa) **"Issue Date"** means, in respect of any Notes, the date of issuance of such Notes;

(bb) **"Maturity Date"** means the earlier of: (i) the date repayment is demanded; and (ii) December 31, 2035, subject to extension pursuant to Section 2.13;

(cc) **"Non-Trust Holders"** means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of One Million ($1,000,000) Dollars or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

(dd) **"Note Indenture"**, **"Indenture"**, **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ee) **"Noteholders' Request"** means:

(i) an instrument signed in one or more counterparts either:

(A) at any time when there are no Non-Trust Holders, or there are Non-Trust Holders but the Trust is the holder of at least ninety percent (90%) of the principal amount of the Notes then outstanding, by the Trust; or

(B) at any time when (A) does not apply, by Holder(s) holding in the aggregate at least fifty percent (50%) of the principal amount of the Notes outstanding,

or

(ii) a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Trust Holders but the Trust is not the holder of at least ninety percent (90%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at least fifty percent (50%) of the principal amount of the Notes outstanding which are represented at the meeting;

requesting the Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Request or resolution, provided that, in either (i) or (ii) where the approval of the Trust is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(ff) **"Notes"** means the interest bearing, unsecured, subordinated, demand promissory notes maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(gg) **"Outstanding"** has the meaning ascribed thereto in Section 1.2;

(hh) **"Person"** means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(ii) **"Register"** has the meaning ascribed thereto in Section 2.6;

(jj) **"Security Documents"** shall mean and include any and all collateral or security documents securing the Corporation's indebtedness, obligations and liabilities for or in respect of Senior Debt;

(kk) **"Senior Debt"** means (a) all Bank Borrowings; (b) all indebtedness, obligations and liabilities of the Corporation in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (c) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all indebtedness, obligations and liabilities of the Corporation other than indebtedness obligations and liabilities to the Holders of Notes; for certainty, Senior Debt shall at all times include all indebtedness, obligations and liabilities of the Corporation in respect of Bank Borrowings, including all indebtedness, obligations and liabilities of the Corporation under the Senior Debt Documents and Swaps;

(ll) **"Senior Debt Default"** shall mean and include: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand;

(mm) **"Senior Debt Documents"** means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Debt outstanding under or pursuant to the Bank Borrowings and including any Subordination Agreements;

(nn) **"Swaps"** means and includes all swap, hedging, derivatives transactions and other arrangements made by the Corporation (including any assumed by the Corporation by contract, operation of law or otherwise), from time to time, in respect of commodity prices, interest rates or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities, interest rates, rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Corporation of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Corporation or the Trust;

(oo) **"Subordination Agreement"** has the meaning attributed to it in Section 3.7(a);

(pp) **"Subsidiary"** or **"Subsidiary Company"** means any company or partnership of which more than fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Corporation or one

or more Subsidiaries or the Corporation and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the Board of Directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(qq) **"successor company"** has the meaning attributed to it in Section 7.1;

(rr) **"Time of Expiry"** means 4:30 p.m. (Calgary time) on the Maturity Date;

(ss) **"Transfer"** means a transfer in the form and substance of the transfer attached to the Notes;

(tt) **"Trust"** means Fairborne Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta;

(uu) **"Trust Indenture"** means the trust indenture dated as of April 20, 2005 constituting the Trust and made between the Fund Trustee and Fairborne Energy Ltd., as may be amended from time to time;

(vv) **"Trust Units"** means a unit of the Trust, each such unit representing an equal undivided beneficial interest therein;

(ww) **"Trustee"** means Computershare Trust Company of Canada or its successor or successors for the time being in the trusts created hereunder;

(xx) **"Trustee Expenses"** means, at any time and from time to time, any fees or expense reimbursements then due and payable by the Trust or the Corporation to the Trustee or the Fund Trustee with respect to the performance and discharge of its duties pursuant to this Note Indenture or the Trust Indenture, and any fees or expenses which have accrued at that time pursuant to such services rendered in the performance of such duties since the last regularly scheduled billing of such fees or expenses by the Trustee or the Fund Trustee but which have not at such time been billed or collected. For clarification, such fees shall not include fees and expenses incurred by the Trustee, for itself or in its capacity as the Trustee under this Note Indenture or as Fund Trustee under the Trust Indenture in connection with the realization or enforcement of any of the rights and remedies afforded the Trustee under such indentures; and

(yy) **"Voting Shares"** means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Trustee for cancellation; or

(iii) monies or securities (including equity shares), as the case may be for the payment of Notes shall have been set aside by the Corporation and held by the Trustee for that purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Corporation shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers' draft, by cheque or by wire transfer and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Accounting Principles

Wherever in this Agreement reference is made to "generally accepted accounting principles", such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.10 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.11 Interest Calculation

Interest payable in respect of any Interest Period shall be deemed to have accrued from day to day for the number of days comprising the Interest Period.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to One Billion and Five Hundred Million ($1,500,000,000) Dollars in lawful money of Canada.

(b) The Notes shall be designated the **"Interest Bearing, Unsecured, Subordinated Demand Promissory Notes"** of the Corporation; shall be dated as of their respective Issue Dates; shall mature at the Time of Expiry; shall rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the last day of the month immediately preceding the month in which such Interest Payment Date occurs (unless such day is not a Business Day, in which case the record date shall be the next following Business Day except that, if such Business Day is in the next succeeding calendar year, then such record date shall be the immediately preceding Business Day).

(c) Subject to the terms and conditions of any Senior Debt Documents, the Holders may demand repayment of all or any portion of the Notes at any time and in that case the Corporation shall pay any accrued and unpaid interest on the Notes to be repaid to the date of repayment.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of One Hundred ($100) Dollars and for amounts above such minimum only in integral multiples of One ($1.00) Dollar. The Notes (including the Certificate of the Trustee endorsed thereon) shall be, substantially in the form set forth in Schedule "A" hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language.

(b) The Notes may be typewritten, electronically reproduced, engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

(c) The Notes shall be signed (either manually or by facsimile signature) by any one officer or director of the Corporation. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in an aggregate principal amount of One Billion and Five Hundred Million ($1,500,000,000) Dollars may be executed by the Corporation from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a written direction of the Corporation. It is acknowledged that the first Notes to be issued hereunder (the **"Initial Note"**) shall be issued to the Trust pursuant to the Arrangement.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and the Holder is entitled to the benefits hereof.

(b) The Certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank *Pari Passu*

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Corporation by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank *pari passu* and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Commencement of Interest

All Notes issued hereunder shall, if issued or exchanged before the first Interest Payment Date, bear interest from their original issue date or, if issued after the first Interest Payment Date, bear interest from the last Interest Payment Date on which interest shall have been paid or made available for payment on the outstanding Notes.

2.7 Registration and Transfer of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrars at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers (**"Register(s)"**) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested to do so by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by

such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable requirements as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.10(c) hereof. Neither the Corporation nor the Trustee shall be required (i) to transfer or exchange any Notes on any Interest Payment Date or during a period of ten Business Days immediately preceding any such date; or (ii) to transfer or exchange any Notes on the day of any selection by the Trustee of any Notes to be redeemed or purchased or during the fifteen Business Days immediately preceding such date or thereafter until after the mailing of any notice of redemption or purchase; or (iii) to transfer or exchange any Notes selected or called for redemption in whole or in part unless upon due presentation thereof such Notes or part thereof called redemption shall not be redeemed.

(d) Neither the Trustee nor any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Trustee or any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(e) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.8 Persons Entitled to Payment

(a) The Person in whose name any Note shall be registered shall be deemed and regarded as the owner thereof for all purposes of this Note Indenture and payment of or on account of the principal of such Note shall be made only to or upon the order in writing of such Holder thereof and such payment shall be a good and sufficient discharge to the Trustee and any registrar and to the Corporation and any paying agent for the amounts so paid.

(b) As interest becomes due on the Notes, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or

replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(c) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d) Delivery to the Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(e) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.9 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Corporation, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.10 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.7. Any

Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

(c) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.11 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.12 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.13 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.14 Extension

On or about June 30, 2035, the Board of Directors of the Corporation shall review the Corporation's business and the Corporation's business prospects. If this review, in the opinion of the Board of Directors of the Corporation, indicates that it is likely that the indebtedness of the Corporation evidenced by all but not less than all the Notes could be refinanced upon the Maturity Date on the same terms and conditions as herein contained, other than the interest rate to be applicable, for the period from December 31, 2035 to December 31, 2045 (the "**Extension Term**"), then provided such extension is requested by the Corporation and, if there are then any Non-Trust Holders, such extension and the interest rate to be applicable for the Extension Term (the "**Renewal Rate**") are approved by a resolution of the Holders on or before June 30, 2035, the Maturity Date shall be extended to December 31, 2045 and the interest rate applicable to the Notes for the Extension Term shall be adjusted to the Renewal Rate, failing which the Maturity Date shall not be so extended. If the Maturity Date is to be so extended, the Trustee and the

Corporation shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Maturity Date and the interest rate applicable.

2.15 Redemption

Subject to the terms and conditions of any Senior Debt Documents, from time to time and in any event not less frequently than each second anniversary of the date hereof, the Board of Directors of the Corporation shall review the Corporation's business and business prospects. If this review, in the opinion of the Board of Directors of the Corporation, indicates that it is unlikely that the indebtedness of the Corporation evidenced by the Notes could be refinanced upon maturity of the Notes, then the Corporation may, provided that if there are then any Non-Trust Holders, such prepayment is approved by a resolution of the Holders, commence principal repayments on the Notes such that, in the opinion of the Board of Directors of the Corporation, the Notes will be fully repaid on or before the Maturity Date. In the events described in the preceding sentence, the Corporation's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends, redemptions, reduction of capital or other distributions on or in respect of the Common Shares or any other shares of the Corporation. Accrued and unpaid interest shall be paid on any Notes concurrently with any principal repayments pursuant to this Section 2.15. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.15 and there is more than one Holder thereof, the Notes shall be redeemed as near as may be pro rata as between the Holders and without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.16 Prepayment

Subject to the terms and conditions of any Senior Debt Documents, from time to time the Corporation may prepay all or any portion of the Notes and in that case the Corporation shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.16 and there is more than one Holder thereof, the Notes shall be prepaid as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.17 No Other Prepayment, Repurchase or Redemption

Except as provided in this Article 2 and except pursuant to the terms of the Arrangement, or upon the occurrence of an Event of Default, the Notes will not be purchased by the Corporation, repaid or redeemable at the option of the Corporation or by the Holders thereof prior to the Maturity Date.

2.18 Interest Rate Adjustment

At any time, and from time to time, the Board of Directors of the Corporation may review the Corporation's business and the Corporation's business prospects. If after this review, in the opinion of the Board of Directors of the Corporation, it is in the best commercial interests of the Corporation to adjust the Interest Rate to be applicable for all but not less than all the Notes, then provided such adjustment is requested by the Corporation and, if there are then any Non-Trust Holders, such adjustment to the Interest Rate to be applicable (the "**Adjusted Rate**") is approved by a resolution of the Holders, the Interest Rate applicable to the Notes shall be adjusted to the Adjusted Rate, failing which the Interest Rate shall not be

so adjusted. If the Interest Rate is to be so adjusted, the Trustee and the Corporation shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Adjusted Rate.

ARTICLE 3
SUBORDINATION OF NOTES

3.1 Subordination

Each of the Corporation and the Trustee covenants and agrees, and each Holder of a Note, by such Holder's acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Corporation hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Trustee on behalf of the Holders; provided that the Corporation shall not be precluded hereby from paying regularly scheduled interest on the Notes and (if so agreed by the holders of Senior Debt in a Subordination Agreement or otherwise) the principal of the Notes, as long as at the relevant Interest Payment Date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Trustee has received actual notice thereof at the time of receipt of the funds, including pursuant to Section 3.8, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, is paid or distributed by the Corporation under the terms hereof after the occurrence of and during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Debt. The Corporation hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Debt from time to time and will do and execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2 Definition

For purposes of this Article 3:

(a) the words **"cash, property or securities"** will be deemed to include shares of the Corporation as reorganized or readjusted, or securities of the Corporation or any other corporation provided for by a plan of reorganization, arrangement or readjustment of indebtedness; and

(b) any reference to the **"indefeasible payment in full and in cash"** (or words to like effect) of Senior Debt means receipt by the holders of Senior Debt of indefeasible payment in cash of the full amount of such Senior Debt and all obligations of the Corporation in respect thereof; provided that if the holders of Senior Debt are entitled to and do receive any property or securities

by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders of such Senior Debt and the Holders) to have been paid by the Holders hereunder to such holders of Senior Debt and to reduce the amount of such Senior Debt.

3.3 Distribution on Creditor Proceedings

(a) In the event of any Creditor Proceedings:

(i) the holders of all Senior Debt will be entitled to receive payment in full in cash of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Debt before the Trustee on behalf of the holders or the Holders of Notes will be entitled to receive any payment hereunder or upon or in respect of the Notes or distribution of any kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event hereunder or in respect of any of the Notes;

(ii) any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Trustee on behalf of the holders would be entitled, except for the provisions of this Article 3, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities is received by the Trustee on behalf of the holders or the Holders of Notes during the continuance of a Senior Debt Default of which it has notice and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(b) Upon any distribution of assets of the Corporation referred to in this Article 3, the Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness, obligations and liabilities of the Corporation, the amount thereof or

payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4 No Payment to Noteholders In Certain Events

(a) Upon the maturity of any Senior Debt for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Debt will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b) Upon the happening of a Senior Debt Default, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Corporation with respect to the principal of, any interest on or other amount owing under or in respect of the Notes unless the Senior Debt Default has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof or the Senior Debt has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Corporation makes any payment with respect to the Notes, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Debt becomes due and payable, will be paid over to, the holders of the Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(c) The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d) If, pursuant to this Note Indenture, the Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default.

3.5 Payment of Notes Permitted

If the Trustee:

(a) receives a Certificate of the Corporation certifying that the Corporation is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b) has not received written notice from or on behalf of any holder of any Senior Debt, notifying the Trustee of the happening of a Senior Debt Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the

provisions of this Article 3 or, if it has received such written notice, it has subsequently received a certificate of such holder of Senior Debt confirming that such Senior Debt Default has been cured or waived or such facts no longer exist,

then, notwithstanding anything to the contrary contained herein, the Trustee will be entitled to assume, and without any further obligation to make any further enquiry, that such payment may be made, that no such Senior Debt Default has occurred and that no such facts exist and the Trustee may apply any money that may be received by the Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6 Subordination not to be Impaired

(a) The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b) No right of any present or future holder of any Senior Debt of the Corporation to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any non-compliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7 Authorization of Noteholders to Trustee to Effect Subordination

(a) Each Holder of Notes by such Holder's acceptance thereof authorizes and directs the Trustee on such Holder's behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements (**"Subordination Agreements"**) with one or more holders of Senior Debt or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Debt to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transferee of the Notes to the terms thereof.

(b) Without limiting or restricting the provisions of Section 3.7(a), each Holder, by such Holder's acceptance of a Note or Notes (i) specifically authorizes and directs the Trustee to, and specifically acknowledges, understands and agrees that the Trustee may, execute and deliver Subordination Agreements between the Trustee and the Banks; and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements including, without limitation, the Subordination Agreement to be dated on or about June 1, 2005, as amended or restated from time to time, between the Corporation (or any successor thereto), Fairborne Energy Trust, as the Holder of the Notes, and the Banks, or any one of them, notwithstanding the terms thereof are different from, and in addition to, those herein.

3.8 Notice of Default under Senior Debt

The Corporation shall give the Trustee prompt written notice of the happening of any Senior Debt Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Corporation.

3.9 Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Trustee or the Holder of any Note as a holder of Senior Debt or a trustee or agent for any such Holder.

3.10 Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Holders, or the application of such moneys by the Trustee in accordance with the terms hereof, or the taking of any other action by the Trustee unless and until the Trustee shall have received written notice thereof from the Corporation or from or on behalf of any holder of any Senior Debt.

3.11 No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Corporation and the Holder of any Note, the obligation of the Corporation, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to any contrary provisions of the Subordination Agreements and to the rights, if any, under this Article 3 of holders of Senior Debt to receive cash, property or securities otherwise payable or deliverable to the Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12 Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Corporation on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Debt. For these purposes, **"voting"** includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

3.13 Payment of Trustee's Fees, etc.

Notwithstanding anything to the contrary contained in this Article 3 but subject to the terms of any Subordination Agreement, the Trustee shall be entitled to be paid by the Corporation or the Trust the Trustee Expenses in priority to any Senior Debt and the Trustee shall be entitled to retain out of any Current Proceeds held by the Trustee any Trustee Expenses then due and owing prior to disbursing such funds in accordance with the terms of this Note Indenture or the Trust Indenture.

ARTICLE 4
COVENANTS OF THE CORPORATION

4.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders (either directly or through the Trustee or an agent of the Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein (subject to Article 3 hereof) and for such purpose, where payment is made through the Trustee or an agent of the Trustee, put the Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Trustee is required to mail a cheque;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Corporation's Auditors thereon;

(e) notify the Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

4.2 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 4.3, but no such performance or payment by the Trustee shall be deemed to relieve the Corporation from default hereunder.

4.3 To Pay Trustee's Remuneration

The Corporation will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Section 10.7 and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, with interest at a rate to be agreed upon between the Trustee and the Corporation, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4 Negative Covenant

The Corporation shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1 Events of Default

It shall be an Event of Default if:

(a) the Corporation makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b) the Corporation makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Corporation has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within ninety (90) days of such Interest Payment Date;

(c) the Corporation makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Debt having a principal amount outstanding in excess of Two Hundred and Fifty Million ($250,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d) a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation, or appointing a receiver of, or of any substantial part of the property of, the Corporation or ordering the winding-up or liquidation of its

affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e) a resolution is passed for the winding-up or liquidation of the Corporation or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors;

(f) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to make good such default within a period of thirty (30) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(g) any proceedings concerning the Corporation are taken with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h) any encumbrancer takes possession of property of the Corporation having a fair market value in excess of $125,000,000 or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or for all or substantially all of the Corporation's property.

5.2 Special Waiver by the Trust

If, at any time when the Trust is the Holder of all outstanding Notes, the Corporation is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Corporation may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Corporation five days after demand by the Trust (subject to the provisions of Article 3 hereof). Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same

shall forthwith become immediately due and payable to the Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding and the Corporation shall, subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to the terms of Article 3 hereof, forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations under the Notes and any monies so received by the Trustee shall be applied in the manner provided in Section 5.13.

5.4 Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders' Request, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Corporation, provided however, that (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) the Trustee's right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Trustee pursuant to Article 3 hereof.

5.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Trustee and the Corporation but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such costs until the date payment thereof is received by the Trustee.

5.7 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Corporation contained herein or in the Notes.

5.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within five (5) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

5.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11 Enforcement by the Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Corporation shall fail to pay to the Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other), to Article 3, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any

Senior Debt on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any Creditor Proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee), but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c) The Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of

them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings, and (v) the bringing of any such action, suit or proceeding would not be contrary to Article 3.

5.13 Application of Monies by Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation or in any other manner, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.13 provided, in payment, rateably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with

presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1 Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Corporation to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Trustee.

6.2 Non-Presentation of Notes

In case the holder of any Note shall fail to present the same for payment on the date on which the principal thereof or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Corporation shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Notes, the Corporation shall be entitled to direct the Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys or the interest, as the case may be, in trust to be paid to the holder of such Note upon due presentation or surrender thereof in accordance with the provisions of this Note Indenture; and thereupon the principal moneys or the interest payable on or represented by each Note in respect whereof such moneys have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 6.3.

6.3 Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid or delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable together with all other obligations hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1 Successor Companies

The Corporation shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement, whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a) such other person or continuing company is a company (herein, including the successor company following the amalgamation of the Corporation as part of the Arrangement, called the **"successor company"**) incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, in the reasonable opinion of the board of directors of the Corporation, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers In Successor Corporation

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company, including the successor company continuing following the amalgamation of the Corporation as part of the Arrangement, shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the director's or officers of such successor company.

7.3 Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Registrar of Corporations, the Corporation shall provide notice in writing thereof to the Trustee confirming the completion of the Arrangement.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs, expenses and liabilities which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

8.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

A person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One ($1.00) Dollar principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a) power to consent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (with the prior written consent of the Trustee) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to consent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be requested by or agreed to by the Corporation and to authorize the Trustee to concur in and give effect to same by executing an indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h) power to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other person or persons to (i) bid at any sale of the Corporation's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or

they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any company formed or to be formed;

(n) power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression **"Extraordinary Resolution"** when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Except as provided in Section 8.15, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression **"Extraordinary Resolution"** when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Corporation or the Trustee):

(a) to the Corporation, at:

Fairborne Acquisition Corp.
2900, 604 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5
Attention: President and Chief Executive Officer
Telecopy: (403) 290-7751

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(c) to the Trustee at its principal office in the City of Calgary at:

Computershare Trust Company of Canada
Suite 710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or sent by facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2. However, the Corporation hereby acknowledges that a material conflict of interest in the role of the Trustee as a fiduciary hereunder may arise in connection with the Trustee's role as a fiduciary under the Trust Indenture and as the holder of the Notes as contemplated under the Arrangement. In such circumstances, the Corporation confirms that if the Trustee, acting reasonably, determines that such a material conflict of interest exists that prevents the Trustee from fulfilling its obligations hereunder or that such a conflict of interest is imminent, the Trustee shall be entitled to resign in the manner and with the effect specified in Section 10.2 by giving to the Corporation seven (7) days' notice in writing, such notice to be accepted by the Corporation as sufficient notice pursuant to Section 10.2 hereof.

10.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three (3) months' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds,

conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Corporation.

10.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of the Certificate of the Corporation contemplated by Section 3.5(a) and sufficient monies from the Corporation, and subject to Article 3 to forward cheques or to effect other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(b) hereof;

(iii) upon receipt of the Certificate of the Corporation contemplated by Section 3.5(a) sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees, at all times, to indemnify and save harmless the Trustee and its directors, officers, shareholders, employees and agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to any indemnified parties that may be incurred in obtaining advice with respect to an defending any action, suit, proceeding, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder.

(f) The Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation's covenants contained herein.

10.5 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 10.5; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration.

(d) Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its Certificate that the

Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

10.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to this Note Indenture, employ or retain and act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting in good faith on any such opinion and advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Corporation.

10.8 Trustee May Deal In Notes

Subject to Section 10.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Trustee

(a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or deposited for safekeeping with any such bank.

(b) Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or the Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Corporation shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Corporation. Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Corporation.

(c) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the written consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Trustee shall pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, liabilities and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Corporation's business.

10.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

10.13 Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

10.15 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Note Indenture shall survive the removal or resignation of the Trustee under Article 10 and the termination of this Note Indenture.

10.16 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in the Province of Alberta. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.17 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which may be required under the terms of any agreement (including any Subordination Agreement referred to in Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8, and where any such Extraordinary Resolution relates to an amendment of this Note Indenture, such amendment shall not be effective or binding until the supplemental indenture giving effect thereto has been executed and delivered by both the Corporation and the Trustee;

(d) giving effect to an extension of the Maturity Date pursuant to Section 2.13; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

11.2 Indenture Confirming or Evidencing Subordination

From time to time the Trustee may, and shall when requested by a Holder of Senior Debt, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Debt, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Debt receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Trustee to a Holder of Senior Debt for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1 Form of Note

The form for all Notes to be issued pursuant to the Arrangement, the Certificate of the Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule "A".

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

FAIRBORNE ACQUISITION CORP.

Per: (signed) "*Richard A. Walls*"

Per: (signed) "*Steven VanSickle*"

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: (signed) "*Jacqueline Spink*"

Per: (signed) "*Craig Fisher*"

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the Certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

FAIRBORNE ACQUISITION CORP.

(incorporated pursuant to the laws of the Province of Alberta)

UNSECURED, SUBORDINATED DEMAND PROMISSORY NOTE

Certificate Number: ______________ **$ ______________**

Fairborne Acquisition Corp. (herein referred to as the **"Corporation"**), for value received, hereby promises to pay to the registered holder hereof,

on the earlier of: (i) the date of demand; and (ii) December 31, 2035, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $________ in lawful money of Canada, at the corporate trust office of the Trustee in Calgary, Alberta at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

The interest rate payable on the principal amount hereof has been set at eleven and two tenths percent (11.2%) per annum, but is subject to adjustment before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement

transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the **"Note Indenture"**) dated as of June 1, 2005 between the Corporation and Computershare Trust Company of Canada, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is limited to One Billion and Five Hundred Million ($1,500,000,000) Dollars. Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of any of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum dominations of One Hundred ($100) Dollars and integral multiples of One ($1.00) Dollar thereafter. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and rateably without priority or preference. This Note is a direct obligation of the Corporation but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Debt on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

Except to the limited extent set forth in the Note Indenture, the Corporation may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Corporation to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Fairborne Acquisition Corp. has caused this Note to be signed by its duly authorized officers as of the ____ day of __________, 20__.

FAIRBORNE ACQUISITION CORP.

Per: ________________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per: ________________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

(Please print or typewrite name and address of assignee)

the within Note of Fairborne Acquisition Corp. and hereby irrevocably constitutes and appoints _____________ as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due of the said Corporation, with full power of substitution in the premises.

Date: ____________________ ________________________________

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

		________________________________ **(Signature of Guarantor)**
Name of Assignee:		
Address of Assignee:		
Social Insurance No. of Assignee:		